Part III: Manner of Operations

Item 5:   <u>Means of Entry</u>

   a.   Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (<u>e.g.</u>, via Financial Information eXchange ("FIX") protocol, Binary)?

   <mark>Yes</mark>☐   No☐

   If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

All Subscribers enter or direct the entry of orders to POSIT through FIX APIs provided by the Firm or its Affiliates. VAL provides Direct Subscribers in the U.S. with a FIX API to enter orders into POSIT using FIX protocols 4, 4.2 and 4.4. The FIX API communicates with POSIT in a binary format. VAL provides its Canadian Affiliate with a binary gateway to enter orders into POSIT. Indirect subscribers in Canada direct orders to the Canadian Affiliate via FIX. VAL provides a FIX specification document for both POSIT and Alert describing the transmission formats for order messages.

   b.   If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

   <mark>Yes</mark>☐   No☐

   If no, identify and explain any differences.

   c.   Are there any other means for entering orders and trading interest into the NMS Stock ATS (<u>e.g.</u>, smart order router, algorithm, order management system, sales desk)?

   <mark>Yes</mark>☐   No☐

   If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

VAL provides its clients with Triton EMS, algorithms, smart order routers and Alert which can enter or indirectly cause the entry of orders to POSIT. <u>See Part III, Item 9 for a further description of Alert.</u> The Firm's Affiliates provide algorithms that are used by clients and the Firm's business units that enter or direct the entry of orders to POSIT and orders and conditional interests to Alert. The conditions described in Part III, Item 2 are the only conditions for entering orders through the algorithms provided by VAL and its affiliates. Specifically, Subscribers must execute an electronic access agreement, and submit standard on-boarding documentation that all clients must submit, including know your customer information, financial information to assess counterparty risk and establish a trading limit, and relevant agreements information to facilitate trade clearance and settlement, and be approved as a client of VAL or its Affiliates.

    d.   If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

    <mark>Yes</mark>☐ No☐

    If no, identify and explain any differences.

Item 9:   Conditional Orders and Indications of Interest

    a.   Does the NMS Stock ATS send or receive any messages indicating trading interest (*e.g.*, IOIs, actionable IOIs, or conditional orders)?

    <mark>Yes</mark>☐ No☐

    If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

VAL offers a conditional messaging system known as Alert. Alert is an anonymous Conditional Order matching application that exists outside of the POSIT matching engine. Alert has two types of participants: Human Participants and Electronic Participants. Alert has three message types that both Human Participants and Electronic Participants may submit to the ATS: A Conditional Order; an Invitation to Firm-Up; and a Firm-Up Response Order. Human Participants may use the Alert software to direct an order from their OMS or EMS to either the POSIT ATS or VAL's algorithms. For orders directed to POSIT ATS, Human Participants may configure the Alert software to automatically route any remaining quantity of an order after completion of a match, or the expiration of the response timer, that is returned to the Human Participant from the POSIT ATS to VAL's algorithms. VAL's algorithms can route orders to Trading Centers operated by VAL.

Human Participants install Alert software, which can be installed on a variety of OMS or EMS systems, on their systems. The Alert software takes in information about Human Participants orders resident in the OMS or EMS and transmits that information to the Alert matching application in the form of a Conditional Order. Alert Human Participants configure the frequency at which the Alert software takes in information about orders resident in their OMS or EMS. The Alert software also provides Alert participants with a graphical user interface ("the Alert Front End") that allows users to see pending Conditional Orders and respond to Invitations to Firm-Up. Human Participants can manually respond to Firm-Up Requests or configure the Alert software to automatically respond. For Human Participants, Alert will send the Invitation to Firm-Up to the Alert Front End via a pop up window, requesting the Human Participant to Firm-Up. The pop up window indicates that a contra order exists in a given symbol, as well as indicates if the contra is an Electronic Participant, but does not provide any size or price information of the contra order. For an execution to occur, the Human Participant must respond to the pop-up window by submitting a Firm-Up Response. The one exception to this workflow is for Human Participants who have enabled Auto-Ex on their order, which is described in Part III, Item 7a. The Auto-Ex order instruction can only be set by the Human Participant in the Alert software. The Auto-Ex instruction will remain in effect until one of the following occurs: 1. The Human Participant turns off Auto-Ex on the order, 2. The Human Participant is fully filled on the Auto-Ex order, 3. The trading day ends. The Alert software will the send a Firm-Up Response Order from the Human Participant's EMS to VAL for submission to the POSIT ATS Alert Crossing Session that references the invitation and matches the attributes of the invitation in terms of symbol, side and quantity. Human Participants can change order quantities up or down prior to submitting a Firm-Up Response. VAL's agency desks and clients of its Affiliates cannot use the Alert Front End to view and interact with conditional interests. They are Electronic Participants and can only send orders to algorithms that can send Conditional Orders through Alert.

Electronic Participants do not install Alert software. Rather, Electronic Participants transmit Conditional Orders directly to the Alert matching application through the Electronic Participant's algorithm or electronic system.   Alert will send an Invitation to Firm-Up to the algorithm or system that entered a Conditional Order when a potential matching opportunity exists. When the Invitation to Firm-Up message is sent to an Electronic Participant, the Electronic Participant's original Conditional Order is automatically canceled. Hereinafter, Electronic Participant and algorithm or system shall have the same meaning. For an execution to occur, the Electronic Participant must respond to the invitation by transmitting a Firm-Up Response Order. Alert will transmit an Invitation to Firm-Up to the Electronic Participant containing the same number of shares included in the Electronic Participant's original Conditional Order.   The Electronic Participant may then respond by sending a Firm-Up Response Order to VAL for submission to the POSIT ATS Alert Crossing Session that references the invitation and matches the attributes of the invitation in terms of symbol, side and quantity. The Electronic Participant may transmit a Firm-Up Response Order with a quantity that is less or more than the invited quantity. An execution will occur to the extent that Firm-Up Response Orders are received by POSIT within the designated response time, subject to other instructions placed on the orders by the participant, as described in Part III item 7. All business units and affiliates of the broker dealer operator that enter or direct the entry of orders into POSIT ALERT are considered Electronic Participants, and are not treated any differently than Electronic Participants external to the broker dealer operator.

When multiple Conditional Orders are present on the same side and same symbol, the Alert matching application will give invitation priority in the following order: Human Participant with Auto-Ex enabled, Human Participant without Auto-Ex enabled, Electronic Participant. When two participants are on the same side and fall within the same participant type (i.e., two Human Participants with Auto-Ex enabled, two Human Participants without Auto-Ex enabled, or two Electronic Participants), the Alert matching application will use order size as the second order of invitation priority. For example, if two Human Participants are present on the same side and same symbol, and a single contra order is submitted, the Human Participant with the largest order size will receive an invitation message. Lastly, if two participants are on the same side, fall within the same participant type, and have the same order size, order submission time will be used as the third order of priority to determine which participant would receive the invitation.

The response time to the Invitation to Firm-Up is a function of the type of participants invited. Electronic Participants must respond within 2 seconds, while Human Participants without Auto-Ex enabled have 30 seconds to respond. Participants who do not respond within these time frames will not be eligible to participate in the match.

Alert invites all participants in the potential match simultaneously, except as described below. When an Electronic Participant has a potential match against a Human Participant, the Human Participant will receive the Invitation to Firm-Up first. Once the Human Participant firms up, an Invitation to Firm-Up is then sent to the Electronic Participant. If the Human Participant does not firm up, the Electronic Participant will not receive an Invitation to Firm-Up.

In addition to the messaging described above to Alert participants, Alert will transmit information to POSIT on the potential Alert match. At the time Invitations to Firm-Up are sent to participants, Alert sends the following information to POSIT on the potential Alert match: 1) Number of buyers, 2) Number of sellers, 3) Number of Human Participants, 4) Symbol, 5) Response timer. POSIT will run the match at the earlier of when all participants submit firm up orders to POSIT or the expiration of the response timer.

After the completion of the match, or the expiration of the response timer, POSIT will transmit information on the outcome of the match back to Alert. This information is stored to log files that are consumed by a front end application called Phoenix. Phoenix is used by Alert Sales and Coverage personnel to monitor client orders in Alert, as described in Part II, Item 6a.

Upon request, POSIT will apply a maximum notional value constraint, set by the Alert participant, to an Alert participant's order. In addition, upon request and only available to Human participants, POSIT will aggregate an Alert participant's orders for execution. Where such Alert orders have a common MEQ instruction, POSIT will apply the MEQ instruction on the aggregated Alert order.

b.   If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

Yes☐   No☐

If no, identify and explain any differences.